Brinkley Dickerson 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

November 15, 2017

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GreenSky, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 22, 2017 CIK No. 0001712923

Dear Ms. Jacobs:

On behalf of GreenSky, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated October 10, 2017. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 2 to the above-referenced Draft Registration Statement on Form S-1 (the “Revised Registration Statement”) with the Commission via the Commission EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of the Revised Registration Statement, which has been marked to indicate the changes from the Registration Statement, as submitted to the Commission on September 22, 2017.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Revised Registration Statement. All page references in the responses refer to page numbers of the prospectus that is part of the Revised Registration Statement. All responses provided herein are based solely on information provided by the Company.

Prospectus Summary

Business Metrics, page 7

1.	Your response to prior comment 7 states that the referenced metrics are “measures of unit economics” and that you elect to present them separately from your business metrics. We also note that you use your business metrics to evaluate your business, measure your performance, identify trends, formulate plans and make strategic decisions. Advise why you believe that the measurements of unit economics do not fall within your definition of business metrics. Alternatively, revise to present these measures as business metrics. Refer to Section III.B of Release 33-8350.

Response to Comment 1:

Management uses payback period and dollar-based retention primarily to measure certain of its sales and marketing activities. Management does not use these measures to make strategic decisions for the Company. The Company understands that investors and analysts may find payback period and dollar-based retention useful for comparative purposes. As a result, the Company has opted to include these measures in the business section of the prospectus. However, management’s use of these measures is limited, and it believes that discussing these measures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations would overstate their importance to management.

Organizational Structure, page 11

2.	Rather than using defined terms to identify the major categories of owners, revise your charts to identify, in the body of the chart or through footnotes, Original GS Equity Owners, Original Profits Interests Holders, Continuing LLC Members, and Equity Holders of the Former Corporate Investors. To the extent the ownership is dispersed among affiliates of a person or entity, consider identifying the significant groups.

Response to Comment 2:

The Company has revised pages 11 through 13 and 61 through 62 of the prospectus to identify in footnotes to the charts the major categories of owners, including the Original GS Equity Owners, Original Profits Interests Holders, Continuing LLC Members and Former Corporate Investors. The Company has also identified significant owners and groups of owners

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

(i.e., owners that will beneficially own 5% or more of the Company’s Class A common stock following the Reorganization Transactions) within those major categories of owners.

The Offering, page 15

3.	We note your response to prior comment 13. Please tell us how many members of GreenSky, Inc.’s board of directors will be continuing LLC members who will hold Class B common stock, and what percentage of the board votes these persons represent. If these persons control a majority of the board votes, please tell us how you considered the guidance in ASC 480-10-S99-3A(7) when determining the classification of your Class B common stock.

Response to Comment 3:

Management considered the guidance in ASC 480-10-S99-3A(7), which indicates that a preferred security that is not classified as a liability may have a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. If the preferred security holders control a majority of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. All of the relevant facts and circumstances should be considered. Six of the seven members, or 86%, of the GreenSky, Inc. board of directors will beneficially own Class B common stock.

The Company’s current expectation is that only disinterested members of the board of directors (i.e., directors that do not beneficially own Holdco Units and/or shares of Class B common stock) will be entitled to vote in any determination to deliver cash (in lieu of shares of Class A common stock) upon an exchange of Holdco Units and shares of Class B common stock. Further, directors can be removed only for cause and are elected to three-year terms. These governance characteristics ensure that the issuer will have control over the exchange method of Holdco Units.

Although there is a strong argument for classifying the Class B common stock as permanent equity, the Company has presented the Class B common stock as temporary equity and has revised pages 69 and 75 of the prospectus accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 72

4.	We note your response to prior comment 22. Please provide us with your detailed analysis of the accounting model and the authoritative accounting guidance you considered in your conclusion to consolidate GS Holdings. Tell us whether GS Holdings is subject to the consolidation guidance related to variable interest entities and what consideration was given to the guidance in ASC 810-10-15-14. If it is subject to this

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

guidance, explain how you determined that you have the characteristics of a controlling financial interest per ASC 810-10-25-38. Also, as previously requested, please provide us with an estimate of the equity interest percentage you will hold in GS Holdings following the Reorganization Transaction.

Response to Comment 4:

Management considered the consolidation guidance in ASC 810-10-15-14 related to variable interest entities (“VIE”) and has determined that GS Holdings is not a VIE. Rather, management has determined that GreenSky, Inc. should consolidate GS Holdings based on the Voting Interest Entity Model in ASC 810-10-25, as discussed below.

Management first reviewed the governance characteristics of GS Holdings to determine whether the provisions and economic characteristics are the functional equivalent of a corporation or a limited partnership. Based on this review, key features of which are noted below, management determined that GS Holdings is more characteristic of a corporation than a limited partnership.

•	Although the management decisions for GS Holdings are ultimately made by its managing member, GreenSky, Inc., those decisions are controlled by the board of directors of GreenSky, Inc., which is characteristic of a corporation as opposed to a limited partnership. The board of directors controls the significant operating and financial decisions for GS Holdings. The board of directors will meet on at least a quarterly basis to review operating results and discuss strategic initiatives of GS Holdings. The current GS Holdings non-director officers and management team will continue to make certain daily operating decisions (similar to a corporation), in contrast to a limited partnership where management is initially vested in a general partner.
•	The investors in GS Holdings are not personally liable for any of the debts of GS Holdings. To that end, creditors do not have recourse against the investors’ personal assets to satisfy the Company’s debts or legal obligations. The liability of investors in GS Holdings is limited to the amount of capital contributed to GS Holdings, which is similar to a corporation, where stockholders’ liability is limited to the amount of capital contributed to the corporation, and which is in contrast to limited partnerships (or general partnerships) that have at least one general partner with unlimited liability.
•	Similar to a partnership, GS Holdings will not pay business taxes, but the profits and losses of GS Holdings will be “passed through” to its investors. GS Holdings will file a tax return to report its profits and losses to the Internal Revenue Service, and its investors will include their share of profits and losses in the return.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

•	GS Holdings has a perpetual existence and will not dissolve upon the bankruptcy, dissolution or withdrawal (or death) of an investor, which is similar to a corporation. In contrast, the general rule is that partnerships terminate upon the bankruptcy, dissolution or withdrawal (or death) of a partner.

Despite the tax treatment of GS Holdings as a partnership, the fact pattern discussed above contains features more characteristic of a corporation than of a partnership.

As a corporation, management first performed an evaluation of GS Holdings under the VIE accounting model:

I.       VIE Analysis

ASC 810-10-15-14 indicates that a legal entity shall be subject to consolidation as a VIE if, by design, any of the conditions set forth in ASC 810-10-15-14 (a) through (c) exist, as summarized below:

a.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders;
b.	As a group the holders of the equity investment at risk lack any one of the three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b); or
c.	Investors have disproportionate voting rights and substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

A.                The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Following the Reorganization Transactions and the proposed offering, the total equity investments in GS Holdings will be comprised of: (i) Holdco Units held by the Continuing LLC Members and (ii) Holdco Units purchased by GreenSky, Inc. using a portion of the net proceeds from the offering. Collectively, by virtue of these equity interests in GS Holdings, these investors will share pro rata in the profits and losses of GS Holdings. The holders of Holdco Units will participate significantly in the profits and losses of GS Holdings, on a pro rata basis, and thus have exposure to both the upside and downside of their investment in GS Holdings in proportion to their investment percentage. As such, the total equity investment in GS Holdings is at risk.

Further, management considered the guidance in ASC 810-10-25-45 to assess whether GS Holdings has sufficient equity investment at risk using the following criteria (ASC 810-10-25-45 (a) – (c)):

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

1.       The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.

GS Holdings is the sole investor in GSLLC. For the last few years, GSLLC has generated sufficient cash flow to finance its operations. Further, as of June 30, 2017, the Company had $330 million of assets and only $111 million of liabilities, which suggests that GS Holdings has sufficient equity investment and would not require future subordinated financial support for the foreseeable future. The proposed offering does not constitute subordinated financial support.

2.       The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.

While GS Holdings does not have an identical peer for the purposes of this analysis, its primary asset is its equity investment in GSLLC. A review of the GSLLC balance sheet makes it clear that no additional subordinated financial support would be needed at GS Holdings. For example, as of June 30, 2017, 64% of GSLLC’s assets were either cash or restricted cash. Another 6% of GSLLC’s assets were in relatively liquid accounts receivable. Loan receivables held for sale constituted 25% of the GSLLC balance sheet. GSLLC has consistently demonstrated that it is able to fund these loan receivables held for sale using cash flows from operations prior to selling these receivables to its Bank Partners, as opposed to requiring a remote purpose entity or other financing to purchase this asset class. Therefore, because GS Holdings is a relatively balance sheet light company, the current equity in GS Holdings, which primarily benefits from the positive cash flows from the operations of GSLLC, represents sufficient equity at risk.

3.       The amount of equity invested in the legal entity exceeds the estimate of the legal entity’s expected losses based on reasonable quantitative evidence.

GSLLC has generated sufficient net income over the past few years to cover any expected losses without the need to raise outside capital.

Management also determined that the total equity investment in GS Holdings has the other remaining characteristics discussed in ASC 810-10-15-14(a):

•	The total equity investment does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs;
•	The total equity investment does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity; and
•	The total equity investment does not include amounts financed for the equity investor directly by the legal entity or by other parties involved with the legal entity, unless that

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

 Given the above, the total equity investment in GS Holdings is deemed to be at risk and is sufficient to permit GS Holdings to finance its activities without additional subordinated financial support. Therefore, condition (a) of ASC 810-10-15-14 is not applicable.

B.       As a group the holders of the equity investment at risk lack any one of the three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b), as summarized below:

1.       The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

2.       The obligation to absorb the expected losses of the legal entity.

3.       The right to receive the expected residual returns of the legal entity.

With respect to (1) above, by virtue of GS Holdings’ investor representation on the board of directors of GreenSky, Inc., GS Holdings’ equity holders as a group have the power to direct the activities of GS Holdings that most significantly impact its economic performance. Executive officers who run the day-to-day operations of GS Holdings, led by the GreenSky, Inc. CEO (who is also Chairman of the board of directors of GreenSky, Inc.), serve at the discretion of the board of directors of GreenSky, Inc. The GreenSky, Inc. CEO is one such beneficial owner of Holdco Units in GS Holdings and, as such, his responsibilities as Chairman and CEO are generally aligned with his equity investment at risk. As such, holders of the equity investment at risk in GS Holdings have the power to direct the activities of GS Holdings that most significantly impact GS Holdings’ economic performance. Therefore, holders of the equity investment at risk do not lack this characteristic of a controlling financial interest.

With respect to (2) above, the holders of the equity investment at risk in GS Holdings would absorb losses of GS Holdings on a pro rata basis, in proportion to their equity ownership percentage. There are no other interests in GS Holdings that are subordinate to the equity investment at risk, that protect the equity investors at risk, or that guarantee a return to the GS Holdings equity investors. Therefore, the holders of the equity investment at risk do not lack this characteristic of a controlling financial interest.

With respect to (3) above, the holders of the equity investment at risk in GS Holdings are not capped on receipt of the expected residual returns, nor are the rights to residual returns accrued by parties other than the holders of the equity investment at risk. Therefore, the holders of the equity investment at risk do not lack this characteristic of a controlling financial interest.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

Thus, because all three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b) are present for the equity investors at risk in GS Holdings, condition (b) is not applicable.

C.        The equity investors as a group also are considered to lack the characteristic in ASC 810-10-15-14(b)(1) (discussed above) if both of conditions (1) and (2) summarized below are present:

1.       The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

GreenSky, Inc. will be the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), but will own less than 100% of the equity interest in GS Holdings. In contrast, the Continuing LLC Members will hold the majority of the equity interest in GS Holdings, but have no voting power in GS Holdings. Thus, the Continuing LLC Members have disproportionately few voting rights relative to their equity interest in GS Holdings. As this condition (1) is present, condition (2) below must be considered.

2.        Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As discussed above, the Continuing LLC Members have disproportionately few voting rights relative to their equity interest in GS Holdings. Nonetheless, management determined that GS Holdings’ activities do not involve and are not conducted on behalf of the investor group that has disproportionately few voting rights in GS Holdings, for reasons discussed below.

For purposes of applying this requirement, management considered each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk. As discussed above, the holders of equity interests in GS Holdings (including GreenSky, Inc. and the Continuing LLC Members) will absorb losses and receive residual returns on a pro rata basis, in proportion to their equity ownership percentage.

Despite the disproportionate voting rights, all GS Holdings investors are generally aligned. The economic value of Holdco Units has substantial positive correlation with the economic performance of GSLLC. Management decisions by GreenSky, Inc. generally would impact all GS Holdings investors simultaneously on a pro rata basis in proportion to each investor’s ownership percentage in GS Holdings. The obligations to absorb expected losses and rights to receive expected residual returns are tied to respective equity ownership percentages in GS Holdings. Similarly, a significant financing transaction or asset acquisition approved by

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

GreenSky, Inc. would provide the potential for economic gain or loss for holders of Holdco Units on a pro rata basis in proportion to their equity ownership percentage (i.e., there is no subordinated interest).

Lastly, because the GreenSky, Inc. Class A share price would likely be the starting point for a fair value measurement of the valuation of Holdco Units, decisions made by GreenSky, Inc. generally would not have a substantially positive impact on GreenSky, Inc. investors and a substantially negative impact on the Continuing LLC Members (and vice versa). Given the above, the activities and operations of GS Holdings are not disproportionately important to the Continuing LLC Members (i.e., the investor with disproportionately few voting rights) relative to GreenSky, Inc. and its Class A common stockholders.

Therefore, despite the existence of disproportionate voting rights, GS Holdings’ activities do not involve, and are not conducted on behalf of, an investor that has disproportionately few voting rights. Accordingly, condition (c) of ASC 810-10-15-14 is not applicable.

After evaluating each of the above conditions, management has determined that none of such conditions exists and that GreenSky, Inc. must evaluate GS Holdings for consolidation under the Voting Interest Entity Model (ASC 810-10-25), as discussed in Section II below.

II.       Voting Interest Entity Analysis

As set forth in the Company’s prior response to Comment 22 in the Staff’s comment letter dated August 27, 2017, ASC 810-10-25-1 indicates that:

For legal entities other than limited partnerships, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity. The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

GreenSky, Inc. will be the managing member of GS Holdings and will hold 100% of the management and voting power of GS Holdings and control all of the business and affairs of GS Holdings. Therefore, GS Holdings is presumed to be consolidated under the Voting Interest Entity Model.

ASC 810-10-25-11 indicates that noncontrolling rights that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions would be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. Such rights include, but are not limited to:

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

a.	Selecting, terminating and setting the compensation of management responsible for implementing the investee’s policies and procedures; and
b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

As previously noted, the Continuing LLC Members (i.e., the noncontrolling shareholder) will not have any of the rights discussed above, which rights will reside solely with GreenSky, Inc. Thus, the presumption that GreenSky, Inc., the investor with the majority voting interest, should consolidate GS Holdings would not be overcome.

Further, ASC 810-10-25-7 indicates that noncontrolling rights that are only protective in nature would not overcome the presumption that the owner of a majority voting interest shall consolidate its investee. In contrast, substantive noncontrolling rights that allow the noncontrolling shareholder to effectively participate in certain significant financial and operating decisions of the investee that are made in the investee’s normal course of business would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. The Continuing LLC Members are being granted certain protective rights, including certain rights under the Tax Receivable Agreement and certain rights relating to shares of Class B common stock being issued to the Continuing LLC Members, which provide them with the benefit of certain cash tax savings and voting rights as common stockholders of GreenSky, Inc., respectively. Management deems those rights to be protective, rather than substantive, in nature and the Continuing LLC Members do not have substantive noncontrolling rights that would allow them to participate in financial and operating decisions of GS Holdings. Therefore, the Continuing LLC Members do not possess any substantive participating rights in the consolidated operations of GS Holdings and the presumption that GreenSky, Inc., the investor with a majority voting interest, should consolidate GS Holdings would not be overcome.

In the Company’s Voting Interest Entity Model analysis, management determined that the noncontrolling interest is held by the Continuing LLC Members, who own a majority of the equity interest in GS Holdings, but cannot make any unilateral decisions as it relates to the affairs of GS Holdings. We note that decisions that are classified as substantive participating rights rest primarily with GreenSky, Inc., as it is this legal entity that, through its board of directors, makes decisions related to selection, termination and compensation of management responsible for implementing the policies and procedures for GS Holdings and, in turn, GSLLC, and establishing the operating and capital decisions of GS Holdings and GSLLC, including budgets, in the ordinary course of business.

Given the above, as well as the guidance set forth in ASC 810-10-25-2 through ASC 810-10-25-13A, management has determined that GreenSky, Inc., the investor with a majority voting interest, should consolidate GS Holdings under the Voting Interest Entity Model.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

As requested by the Commission, management currently estimates that GreenSky, Inc. will hold approximately 15% of the equity interest in GS Holdings immediately following the Reorganization Transactions and the offering. However, to the extent that Continuing LLC Members exercise their right to exchange their equity interests in GS Holdings for shares of Class A common stock of GreenSky, Inc., that percentage would increase.

Business

Compliance, page 114

5.	Your revised disclosure in response to prior comment 34 explains that you may be subject to litigation arising from consumer disputes with contractors. To the extent that the typical home improvement or medical services contract between the contractor/provider and consumer does not include you as a party, revise to discuss briefly the legal basis for claims.

Response to Comment 5:

The Company has revised page 117 of the prospectus to briefly discuss potential legal bases for claims against the Company arising from consumer disputes with merchants when the Company is not a party to the applicable contract.

Consolidated Financial Statements of GreenSky, LLC (“GSLLC”)

Consolidated Statements of Operations, page F-7

6.	Your revised disclosures do not comply with SAB Topic 11:B as you continue to disclose gross profit that excludes depreciation and amortization expense. Please revise accordingly.

Response to Comment 6:

The Company has revised its disclosures on pages 21, 72, 78, 79, 87 and F-7 of the prospectus to remove the presentation of gross profit.

Note 15. Subsequent Events, page F-37

7.	Please explain your basis for making the $346 million distribution to owners.

Response to Comment 7:

The Company has revised page F-37 of the prospectus to explain the basis for making the distribution to owners.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

November 15, 2017

Sincerely, /s/ Brinkley Dickerson Brinkley Dickerson
cc:	David Zalik, GreenSky, Inc. Enclosure